SEC FILE NUMBER 1-12340

CUSIP NUMBER 393122106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 25, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Green Mountain Coffee Roasters, Inc.

Full Name of Registrant

Former Name if Applicable

33 Coffee Lane

Address of Principal Executive Office (Street and Number)

Waterbury, Vermont 05676

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the current report on Form 8-K dated November 19, 2010, the board of directors of Green Mountain Coffee Roasters, Inc. (the “Company”), based on the recommendation of the audit committee and in consultation with management, has concluded that, because of errors identified in the Company’s previously issued financial statements for the fiscal years ended September 29, 2007, September 27, 2008 and September 26, 2009 and the first three fiscal quarters of 2010, the Company will restate its previously issued financial statements, including the quarterly data for fiscal years 2009 and 2010 and its selected financial data for the relevant periods.

The restatement process has resulted in delays in obtaining and compiling the business and financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended September 25, 2010. However, the Company continues to expect to file its annual report on Form 10-K for the fiscal year ended September 25, 2010, including all restated financial statements, by no later than the fifteenth calendar day following the prescribed due date of November 24, 2010, or December 9, 2010.

PART IV

OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Howard Malovany	(802)	244-5621
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the restatement process has resulted in delays in obtaining and compiling the business and financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended September 25, 2010 and the restated periods, including the fiscal year ended September 26, 2009. As a result, the Company has not yet finalized the results of operations for these fiscal years and is currently unable to provide a quantitative explanation of the anticipated change in its results of operations. The Company anticipates that its results of operations for the fiscal year ended September 25, 2010 will reflect continued sales growth primarily driven by growth in K-Cup portion packs and Keurig brewers and accessories sales. The Company will provide full financial results in its annual report on Form 10-K.

Certain statements contained in this Notification of Late Filing are not based on historical fact and are “forward-looking statements” within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the impact on sales and profitability of consumer sentiment in this difficult economic environment, the Company’s success in efficiently expanding operations and capacity to meet growth, the Company’s success in efficiently and effectively integrating Tully’s, Timothy’s, and Diedrich’s wholesale operations and capacity into its Specialty Coffee business unit, the Company’s success in introducing and producing new product offerings, the ability of lenders to honor their commitments under the Company’s credit facility, competition and other business conditions in the coffee industry and food industry in general, fluctuations in availability and cost of high-quality green coffee, any other increases in costs, including fuel, Keurig’s ability to continue to grow and build profits with its roaster partners in the At Home and Away from Home businesses, the Company’s ability to continue to protect and enhance its intellectual property, the Company experiencing product liability, product recall and higher than anticipated rates of warranty expense or sales returns associated with a product quality or safety issues, the impact of the loss of major customers for the Company or reduction in the volume of purchases by major customers, delays in the timing of adding new locations with existing customers, the Company’s level of success in continuing to attract new customers, sales mix variances, weather and special or unusual events, the Company’s ability to obtain and compile the business and financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended September 25, 2010 and the restated periods, the impact of the inquiry initiated by the SEC and any related or additional governmental investigative or enforcement proceedings, as well as other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect management’s analysis as of the date of this Notification of Late Filing. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 24, 2010	By:	/s/ Frances G. Rathke
		Name: Title:	Frances G. Rathke Chief Financial Officer